THE INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE RSAS HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THE ACT SET FORTH IN SECTION 4(A)(6) THEREOF AND IN SEC RULE 227 PROMULGATED THEREUNDER, AS WELL AS OTHER EXEMPTIONS FROM REGISTRATION REQUIREMENTS. THE INVESTOR UNDERSTANDS THAT THE RSA MUST BE HELD INDEFINITELY UNLESS THE SALE OR OTHER TRANSFER THEREOF IS SUBSEQUENTLY REGISTERED UNDER THE ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. DURING THE PERIOD IN WHICH THE RSAS ARE BEING OFFERED AND SOLD BY THE COMPANY, AND FOR A PERIOD OF TWELVE MONTHS FROM THE DATE OF THE LAST SALE BY THE COMPANY OF AN RSA IN THE OFFERING, ALL PERMITTED RESALES OF ALL OR ANY PART OF THIS RSA, BY ANY PERSON, SHALL BE MADE ONLY AS OUTLINED IN SECTION 227.501 OF THE SECURITIES ACT.

THE INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF RETURNS. INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT IT MAY LOSE ITS ENTIRE INVESTMENT.

<u>**REVENUE SHARING AGREEMENT**</u>

THIS REVENUE SHARING AGREEMENT (this "<u>Agreement</u>") is entered into as of {month_name_today} {day_of_month_today_ord}, {year_today} (the "<u>Effective Date</u>") by and between Big Brother Holding Company, LLC, a Michigan limited liability company doing business as Beer Church Brewing Co. (the "<u>Company</u>") and {investor_name} ("<u>Investor</u>"). This Agreement is one in a series of Revenue Sharing Agreements (collectively, "<u>RSAs</u>") being issued by the Company to investors pursuant to the terms of those certain Regulation Crowdfunding offering materials dated July 15, 2016 (as supplemented or amended from time to time) (the "<u>Offering Material</u>") available on the Localstake Marketplace Platform at www.localstake.com (the "<u>Localstake Marketplace Platform</u>") pursuant to which the Company will raise up to an aggregate amount of $100,000 from such investors (the "<u>Offering</u>").

Section 1.   Investment Amount.

Investor agrees to invest the following amount: ${investment_amount} (the "Investment Amount").

Section 2.   Certain Defined Terms.

For the purposes of this Agreement, certain capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them on Exhibit A attached hereto and incorporated herein by reference.

Section 3.   Payments of Monthly Revenue Share Amount; Late Payments.

Commencing with the first full calendar month immediately following the Closing of the Offering and until such time as the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount, the Investor shall be entitled to receive a payment from the Company for each calendar month in an amount equal to the Monthly Revenue Share Amount. All payments of the Monthly Revenue Share Amount shall be paid to the Investor within thirty (30) calendar days after the last day of any calendar month during which any Monthly Gross Revenues attributable to the Monthly Revenue Share Amount are collected by the Company until the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount. For the avoidance of doubt, a payment will be considered paid when the Company has initiated payment to the Investor by electronic means, or the postmark date for a payment made by check. The Investor agrees to maintain an account with Localstake with current payment information necessary for payments to be completed; and/or to notify the Company at least 15 days in advance in writing of the address where the Investor will receive payment by check, or changes to the address, and any other information required for the Company to complete payment through any other payment method agreed upon by the Investor and the Company. All such payments to the Investor shall be deposited into the Investor's linked account, if established on the Localstake Marketplace Platform, or any successor account thereto which may be established by the Investor on the Localstake Marketplace Platform from time to time, or provided via check to the Investor, or through other payment method agreed upon by the Company and the Investor, and shall be accompanied by an unaudited statement of Monthly Gross Revenues applicable to the payment being made to the Investor at such time prepared by the Company.

All payments to the Investor pursuant to this Agreement shall be reduced by any cash refunds paid (or properly accrued as payable under the Company's financial reporting policies) with respect to amounts previously reported to the Investor as Monthly Gross Revenue.

No payment of the Monthly Revenue Share Amount made to an Investor by the Company shall be allowed to have an interest payment that exceeds any statutory maximum interest rate imposed by Federal or state law. To the extent that a payment of the Monthly Revenue Share Amount has an estimated interest rate that exceeds a statutory maximum interest rate imposed by Federal or state law, the Company will reduce the payment of the Monthly Revenue Share Amount to the maximum payment allowable under Federal or state laws. The immediate future payments of the Monthly Revenue Share Amount will include any unpaid amounts until there is no balance of any unpaid amounts.

To the extent that any payment of the Monthly Revenue Share Amount is not paid within five (5) business days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365 day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the Company's control, including without limitation an act of God or the actions or inactions of a third-party payment processor, or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per month against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

In no event shall the Company be obligated to make a payment to the Investor under this Agreement if the aggregate amount of such payments would exceed the Maximum Revenue Share Amount.

Section 4.   Payment Upon Change of Control.

Upon a Change of Control at any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, the Company shall pay to the Investor, prior to or simultaneously with the closing of such Change in Control, an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. As a direct result of the foregoing, there is no additional economic risk to the Investor associated with a Change of Control.

Section 5.   Buy-Out Right of the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, buy out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. As a direct result of the foregoing, there is no additional economic risk to the Investor associated with a buy out of the Company's obligations herein.

Section 6.   Information Rights.

The Company will provide the Investor with the following information as to any period during which such investor's RSA is outstanding: (a) unaudited quarterly financial statements of the Company within thirty (30) days after the end of each calendar quarter; (b) management commentary on the Company's operations, sales and financial condition within thirty (30) days after the end of each calendar quarter; (c) annual financial statements of the Company within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the Board of Managers of the Company; and (d) as soon as reasonably practicable, but in any event within thirty (30) days after its filed, a copy of the

Company's federal tax return filed with the Internal Revenue Service for each fiscal year of the Company. In addition, the Company will make available to the Investor the Company's annual report, as required to be filed under Securities Act section 227.202, on the Company's website at www.beerchurchbrewing.com/investor_reports.

Section 7.   Inspection Rights.

The Company shall maintain books, records, documents and other written evidence, consistent with its normal accounting procedures and practices, sufficient to reasonably and accurately reflect the performance of its obligations under this Agreement and the determination of the Monthly Revenue Share Amount (collectively, the "Records"). Prior to the payment in full of the Maximum Revenue Share Amount to the Investor, the Investor, at the Investor's expense, shall have access, no more than once annually, upon reasonable prior notice, during regular business hours and in such a reasonable manner determined by the Company so as to not interfere with the regular business activities of the Company (including providing access simultaneously to other Investors), to the Records for the sole purpose of confirming, checking, reviewing, examining or verifying the accuracy of the amounts paid to the Investor under this Agreement, to the extent reasonably necessary for such purpose.

Section 8.   Events of Default; Remedies.

Each of the following events constitutes an "Event of Default" for purposes of this Agreement:

(a) if three (3) consecutive payments of the Monthly Revenue Share Amount due to the Investor are not paid by the Company on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and each such non-payment continues for a period of five (5) business days thereafter, regardless of whether any previous payments remain outstanding;

(b) if any one (1) payment of the Monthly Revenue Share Amount due to the Investor is not paid by the Company on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and the non-payment continues for a period of sixty (60) days thereafter;

(c) an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

(d) the Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; or

(e) if (i) the Company breaches any other covenant of the Company contained in this Agreement, and such breach continues for a period of five (5) business days after Investor delivers written notice of the breach to the Company, or (ii) any representation or warranty made in this Agreement by the Company shall be materially incorrect when made or deemed made.

If an Event of Default occurs under Section 8(a), Section 8(b) or Section 8(e) and is continuing, then an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor under this Agreement shall, at the option of the Investor and, in the case of an Event of Default pursuant to Section 8(c) or Section 8(d), automatically, become immediately due and payable by the Company to the Investor.

Section 9.   Unsecured Obligations of the Company.

Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Agreement shall be unsecured obligations of the Company which carry no voting rights as it relates to the operations of the Company. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present or future member or owner of the Company directly. The obligations in this Agreement will be handled pari passu with all other outstanding RSA obligations of the Company.

Section 10. Termination.

This Agreement and the Company's obligation to pay the Monthly Revenue Share Amount shall automatically terminate upon the receipt by the Investor of payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount; provided, however, in the event the Investor has not received the Maximum Revenue Share Amount prior to September 30, 2020 (the "Termination Date"), the Company shall pay to the Investor, on or before the Termination Date, an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement. Notwithstanding the foregoing or anything contained herein to the contrary, the provisions of Section 11 shall survive any termination of this Agreement to the extent set forth therein.

Section 11. Use and Ownership of Confidential Information.

The Investor agrees (a) to use all Confidential Information only to the extent necessary to enable the Investor to assess the Investor's investment in the Company and the Company's determination of the Monthly Revenue Share Amount; (b) not to disclose or provide any Confidential Information to any person or entity without the Company's prior written consent; and (c) not to copy or reproduce any of the Confidential Information. Ownership of all right, title and interest in the Confidential Information shall remain at all times with the Company, and nothing in this Agreement shall give any right, title or interest in, or license to, any such Confidential Information to the Investor (or any other person or entity). The Investor's obligations set forth in this Section 11 shall indefinitely survive the termination of this Agreement.

Section 12. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally (upon receipt), or one (1) business day after being delivered by a recognized overnight delivery service, or upon transmission, if sent via electronic mail (with confirmation of receipt). Notices to each party shall be addressed as follows:

> if to the Company, to: Big Brother Holding Company, LLC
> Attn: John Lustina
> 24 South Whittaker Street
> New Buffalo, MI 49117
> john@lustina.com

> if to the Investor, to: the address set forth on the signature page hereto or the Investor's registered email address with the Localstake Marketplace Platform

Either party may specify a different address for notices to be sent by providing at least five (5) days' prior written notice of such change in address to the other party.

Section 13. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and the holders of a majority of the then outstanding principal amount of the RSAs (collectively, the "Majority Holders"). Except as otherwise expressly provided herein, this Agreement and the Subscription Agreement represent the entire agreement between the Investor and the Company regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

Section 14. Severability.

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Section 15. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties' successors and assigns. The rights and obligations of the Investor under this Agreement may only be assigned with the prior written consent of the Company. This Agreement may be sold, assigned, or otherwise transferred only pursuant to an effective registration under the federal securities laws and qualification under applicable state securities laws, or an exemption from the registration and qualification requirements of the applicable state and federal laws, and the Company shall have received evidence of such exemption. This Agreement is transferable only on the books of the Company.

Section 16. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Michigan, without giving effect to the principles of conflicts of law.

Section 17. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

Section 18. Mandatory Binding Arbitration.

Each of the Company and the Investor hereby mutually agree that any and all claims or disputes (specifically including but not limited to any claims or disputes concerning or arising under the interpretation, binding effect, or applicability of this Section 18) now or at any time hereafter arising or made by one of such parties against the other, or as to which (a) on the one hand, the Company, and its members, affiliates, and agent, Localstake Marketplace LLC, or their respective officers, managers, attorneys, accountants, agents or employees and (b) on the other hand, the Investor, and his, her or its successors or assigns, may be adverse parties, whether arising out of this Revenue Sharing Agreement or the offer or sale by the Company to the Investor of this Revenue Sharing Agreement, or from any other cause, shall be resolved by confidential mandatory binding arbitration before JAMS (or its successor, or comparable private alternative dispute resolution service and forum provider) (JAMS), before a single arbitrator to be appointed in accordance with JAMS rules, who shall be a practicing attorney in Michigan knowledgeable in business law matters. Each party irrevocably consents to subject matter and personal jurisdiction before JAMS. The parties covenant with each other that under no conditions will any of them file any action at law against any other or bring any claim in any forum other than before JAMS, and they agree that any litigation, if filed, shall be immediately dismissed upon application and shall be referred for arbitration hereunder with costs and attorney's fees to the prevailing party. The situs of arbitration and any counterclaims shall be Detroit, Michigan. Any dispute concerning situs shall be determined by the JAMS.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the Effective Date.


"COMPANY"

**BIG BROTHER HOLDING COMPANY LLC
DBA BEER CHURCH BREWING CO.**


By:

Printed: {business_signer_name}

Title: {business_signer_title}

INVESTOR ACKNOWLEDGES THAT THIS AGREEMENT INCLUDES A MANDATORY BINDING ARBITRATION CLAUSE.


"INVESTOR"


Signature of Investor:

Printed Name of Investor: {investor_name}

Officer Title (if an entity):

Street Address of Investor: {investor_street_address}

City, State and Zip Code: {investor_city_state_zip}

EXHIBIT A

DEFINITIONS

"Change in Control" means (a) the Company's consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons or entities who or that were members of the Company immediately before the transaction; or (b) the Company's consummation of a sale of all or substantially all of its assets.

"Confidential Information" means, whether or not such information is designated or marked by the Company as confidential, proprietary or secret, (a) any and all financial, technical and other information regarding the Company and its business, products, assets or properties; and (b) any and all proprietary information, materials, know-how and trade secrets of the Company with regard to the ideas, technology, products, business or business methods (whether or not in written, electronic, machine readable or other tangible form) of the Company, any parent, subsidiary or affiliate of the Company, or any of their respective officers, directors, members, managers, employees or agents.

"Closing" means the point at which the earlier of the expiration or termination of the Offering or the aggregate amount of $100,000 has been invested and the transfer of subscriber funds (net of the placement fee to be paid to Localstake on such amounts) to a deposit account maintained by the Company has been initiated, which funds shall constitute net Offering proceeds usable by the Company for the purposes outlined in the Offering Material.

"Maximum Revenue Share Amount" means an amount equal to one and one-half (1.5) times the Investment Amount.

"Monthly Gross Revenue" means all gross revenues collected by the Company during the Monthly Revenue Sharing Period. For purposes of this definition, the term "Company" shall include the Company and any existing or future affiliated entity whose primary purpose encompasses the operations of the brewery.

"Monthly Revenue Share Amount" means an amount determined pursuant to the following formula: ((Investment Amount/Total Investment Amount) x Revenue Percentage) x Monthly Gross Revenue for the applicable calendar month.

"Monthly Revenue Sharing Period" means the period commencing with the first full calendar month immediately following the Closing of the Offering and ending upon the termination of this Agreement.

"Revenue Percentage" means three percent (3.0%).

"Subscription Agreement" means the Qualified Investor Questionnaire and Subscription Agreement delivered by the Investor to the Company in connection with this Agreement.

"Total Investment Amount" shall mean the total original amount of investments actually received by the Company from all investors subscribing for RSAs in connection with the Offering.